Exhibit 99.1

FSD Pharma Closes CAD$16.4 Million Sale of Non-Core Assets

  Nets CAD$15,480,780 cash in non-dilutive capital
  Current cash position of approximately CAD$50 million or approximately CAD $1.30 per share with only 38.4 million shares issued
  Profit realized on the sale of the non-core asset which was acquired by FSD Pharma in 2017 for CAD$5.5 million
  FSD continues to enhance shareholder value via the sale of the non-core asset, as well as via the share repurchase plan, which has so far in 2022 has reduced the number of shares issued/outstanding by 1.52 million shares.

TORONTO--(BUSINESS WIRE)--May 10, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRE: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, is pleased to announce today the closing of the sale of the Company’s former cannabis processing facility located in Cobourg, Ontario, Canada (the “Facility”) for gross proceeds of CAD$16,400,000 in cash.

The sale, completed on May 6, 2022, included a 26.1-hectacre parcel of land and 50,800 square-meter building, which FSD Pharma acquired in November 2017 for $5,500,000. Net of commissions and fees, the sale netted approximately $15,480,780 in non-dilutive cash that has been added to the Company’s balance sheet. The Facility was non-essential to the Company’s business model upon the decision in early 2020 to exit the crowded cannabis production market to focus as a biotech company, advancing novel drug candidates targeting lucrative areas of unmet medical needs like Muscular Sclerosis, Depression Disorders, and Inflammatory Disorders.

“This is a major accomplishment and puts us in a good position going forward especially considering the current state of the capital markets. While most companies have taken huge write-downs on dispositions of cannabis-related assets, we were able to net significant profit from selling the facility,” stated Anthony Durkacz, Interim CEO and Co-Executive Chairman of FSD Pharma. “Combined with our existing cash on hand, we are sufficiently capitalized for operations through 2025, inclusive of budget allocations for planned clinical trials and without having to look to the capital markets for any additional funds. Our cash position now exceeds our market capitalization, as we continue to work toward building value for our shareholders.”

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the comments made with respect to the Company’s capitalization and budgeted financial needs, proposed clinical trials and contemplated financing activities. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com